FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of February 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





COLT partners with Avaya to transform business voice services with new IP PBX service

Businesses across Europe already signed up for cost savings and increased functionality of business-class managed IP telephony service

COLT, a leading European provider of business communications, today enhanced COLT IP Voice with the introduction of a managed IP PBX service, the latest initiative from COLT to give European businesses an easy and transparent path to the cost savings and functionality offered by internet protocol based communications.

COLT has partnered with Avaya, a leading global provider of business communications applications, systems and services, to deliver Europe's most extensive fully managed IP telephony service, in response to business demand for COLT's predictable, flat-rate pricing and minimal capex model with the features of a traditional PBX. The managed IP PBX service, which can be hosted in COLT's data centres or on the customer's premises, allows customers to access the benefits and features associated with state-of-the art IP telephony whilst leaving the management of the system to COLT.

The service includes several hundred traditional PBX telephony features, in addition to new IP-enabled functionality such as using a 'soft phone' to make calls via the computer or the ability to take your extension number wherever you go. Additional services in development include video telephony, hosted voice recording and fixed-mobile convergence services.

"We expect to see much stronger demand for IP telephony in 2006 as the market reaches greater maturity across Europe," explained Jean-Yves Charlier, CEO, COLT. "By uniting the technological capabilities of the number one player in IP telephony with the industry's first truly European business telecommunications provider, we believe we are perfectly positioned to transform the European business voice market: our service brings together the reliability, security and features needed for business with the simple purchasing proposition that has proved so popular in the residential market these past few months."

The enhanced COLT IP Voice is now available as a stand-alone service or as part of the new COLT Total* service recently introduced for the mid market, extending the power of IP telephony to a wider group of businesses, from small businesses with as few as 20 users to large organisations up to 1000 users.

By partnering with Avaya, COLT is addressing the growing demand for VoIP services from businesses who still want the full functionality of proven PBX technology. COLT has already signed multiple customers from around Europe, including WCWB in the UK, Bank of Maertelaere in Belgium and City of Amsterdam in the Netherlands - testament to the relationship COLT shares with its customers.

"Our research shows a growing acceptance of IP telephony and associated services," said Chris Lewis, Enterprise Practice Leader, Ovum. "It also shows that end users of all sizes are looking increasingly to third parties to take the burden of management of services off their hands. Packaging the right combination of applications, connectivity and management is the key to driving this into the mainstream market."

COLT IP Voice is available from today in 13 European countries: Austria, Belgium, Denmark, France, Germany, Ireland, Italy, Netherlands, Portugal, Spain, Sweden, Switzerland and UK.

* COLT Total is business-grade voice and high-speed internet access service, successfully introduced to the midsize market throughout Europe in October 2005

Notes to editors:
COLT IP Voice is based on: Avaya Communication Manager, the company's flagship IP telephony software; Avaya's new SBS3000 Shared Blade Server; IP Softphone; 4625, 4621 IP telephones; 3616 digital telephones and Avaya voicemail.

About COLT:
COLT is a leading European provider of business communications. COLT specialises in providing data, voice and managed services to midsize and major businesses and wholesale customers. It has more than 50,000 customers across all industry sectors. COLT owns and operates a 13-country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 13 COLT data centres.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its services can be found at www.colt.net

About Avaya
Avaya Inc. designs, builds and manages communications networks for more than one million businesses worldwide, including more than 90 percent of the FORTUNE 500
(R). Focused on businesses large to small, Avaya is a world leader in secure and reliable Internet Protocol telephony systems and communications software applications and services.

Driving the convergence of voice and data communications with business applications - and distinguished by comprehensive worldwide services - Avaya helps customers leverage existing and new networks to achieve superior business results. For more information visit the Avaya website: http://www.avaya.com

For more information, please contact:
Henny Valder
European PR manager
COLT
Tel: + 44 (0)20 7947 1610
Mobile: + 44 (0) 7916 165 662
Email: henny.valder@colt.net






                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 06 February 2006                         COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary